Tel Aviv, October 5, 2011 Our ref: 13878/2003

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: D. Medical Industries Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 13, 2011
File No. 001-34830

Dear Mr. James:

On behalf of D. Medical Industries Ltd. (the “Company”), we provide the Company’s responses to the comment letter dated September 19, 2011 relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Form 20-F for the Year Ended December 31, 2010 (the “Form 20-F”). The Company will file an amended Annual Report on Form 20-F once the Staff has indicated that it has no further comments.

Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 13, 2011

We are dependent upon . . ., page 8

1. Please reconcile your disclosure in this risk factor regarding no supply agreements with your disclosure in the next risk factor regarding your supply agreement with UPG.

In response to the comment received, the Company will revise this risk factor to clarify that other than its manufacturing and supply agreement with UPG, it does not have supply agreements with its third-party suppliers.

The Company intends to revise the third sentence of this risk factor, "We are dependent upon third-party suppliers, which makes us vulnerable to supply problems and price fluctuations" in the amended Form 20-F to read as follows:  "Other than our manufacturing and supply agreement with UPG (Suzhou) EPZ Co. Ltd., we also do not have supply agreements with our third-party suppliers and we generally make our purchases on a purchase order basis".

Create a presence for our products . . ., page 42

2. Please reconcile your disclosure here regarding lack of FDA approval for your Spring Universal Infusion Sets with your disclosure on pages 18 and 40 that you obtained FDA clearance for that product.

In April 2011, the Company received a 510(k) clearance from the FDA for its Spring Universal Infusion Sets.  In response to the comment received, the Company will revise "Our Business Strategy – Create a presence for our products in the United States" in the amended Form 20-F to read as follows:

Mr. Martin James
Securities and Exchange Commission
October 5, 2011

"Create a presence for our products in the United States.

We plan to introduce our Spring Universal Infusion Sets into the U.S. market. Our Spring Universal Infusion Sets are compatible with most other manufacturers’ durable insulin pumps, but are not compatible with insulin pumps manufactured by Medtronic, which has the largest market share of insulin pumps."

Item 15. Controls and Procedures, page 116

3. We note your disclosure regarding management’s conclusion that the company has in place effective controls and procedures. Please amend your Form 20-F to include a conclusion that states whether or not disclosure controls and procedures are effective or are not effective. Refer to Item 307 of Regulation S-K.

In response to the comment received, the Company will revise this paragraph in the amended Form 20-F to read as follows:

"Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934) as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that our controls and procedures were effective as of December 31, 2010".

4. Further, while you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, including the requested amendment, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition.

In response to the comment received, the Company will revise this paragraph in the amended Form 20-F to remove the definition of "disclosure controls and procedures", and the paragraph will read in the manner described in the response to comment 3 above.

Item 18. Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

Basis of Presentation, page F-10

5. We note your disclosure that your financial statements were prepared in accordance with IFRS. Please also tell us whether your financial statements were prepared in accordance with IFRS as issued by the IASB. Please note that Item 17(c) of Form 20-F requires a company that prepares its financial statements under IFRS as issued by the IASB to state such compliance unreservedly and explicitly in the notes to the financial statements; Otherwise, if the notes and auditor’s report do not contain this information, then you must include a U.S. GAAP reconciliation.

Please be advised that the Company does comply with IFRS as issued by the IASB. Management statement of such compliance in the notes was not intended to imply any reservations or limitations. Please note, also, that the auditors' opinion on our financial statements does state the compliance with IFRS as issued by the IASB. The Company will revise the note, going forward, to clarify that "the financial statements were prepared in accordance with IFRS as issued by the IASB" (changes are underlined).

Mr. Martin James
Securities and Exchange Commission
October 5, 2011

Inventories, page F-18

6. Please explain how you considered IAS 2, including paragraphs 23 – 27 in determining that cost should be determined based on net realizable value.

Please be advised that the Company does apply IAS 2.23-27, and determines cost of inventory on the basis of the "First-in, First-out" method. The wording in the current policy note was intended to say that in fact, the net realizable value "cap" for stating inventory was used in most cases for products in process and finished products. The Company suggests improving this disclosure, replacing it in the future with the following note (changes are underlined):

" Inventories are stated at the lower of cost and net realizable value. Cost is determined on the "First-in, First-out" basis. Cost of products in process and finished products mainly includes raw materials, direct labor and production costs and production overhead (based on normal capacity), not exceeding its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs for completion and selling expenses. "

Government Grants, page F-18

7. Please tell us how you considered paragraphs 10 and 7 of IAS 20 in determining your accounting policies for government grants.

Respectfully please be advised that the Office of the Chief Scientist (OCS) is participating only in pre-approved research and development plans. Plans submitted for approval include details as to the nature of the research and development project, hours of specific R&D personnel that will be involved in the project, direct budgeted costs and allocated overhead.  Approved plans are entitled to receive OCS participation on the basis of a predetermined percentage of the approved costs with certain fixed ceilings. The entitlement to such participation is "earned" therefore on an accrual basis, as the Company incurs costs that are within the approved plan.  Hence, as the Company performs the approved R&D plan and incurs costs on that basis the Company complies with the conditions of receiving the OCS participation (IAS 20.7(a)). Furthermore, when such costs are incurred it is considered reasonably assured that the grants will be received, as the OCS participations are unconditionally payable to the Company in accordance with the previously authorized plans (IAS 20.7(b)).

Participations received as above, are considered a forgivable loan (IAS 20.10). This is due to the royalty obligation attached to each approved plan that requires that the Company repay the grant through royalties only upon the sale of any products that are derived from the R&D project, up to the full repayment of the grant in accordance with its terms.  Hence, the repayment of the grant in the future can also be partial, or nil, depending on the successful completion of the development and the extent of sales, if any, derived from the intellectual property developed in the specific R&D project.

Accordingly, participations received for an R&D project are carried directly to profit or loss when it is reasonably assured at that stage that the royalty commitment (the "loan") will not materialize ("be forgiven"). The Company recognizes a liability, for any expected payments of royalties, either when the participations are received and it is not reasonably assured that the loan, or part of, will be forgiven (i.e. - the R&D is already at a stage where sales are probable ), or at a later stage when the development is successful and sales become  probable. The royalty liability ,  is updated periodically based on actual and expected sales.

As explained in note 2p. to the financial statements, as a result of an amendment to IAS 20 that was included in the 2008 edition of "Improvements to IFRSs", the royalty liability related to grants received commencing January 1, 2009, is treated as a financial liability under IAS 39 while the royalty liability relating to grants received prior to that date is treated as a provision under IAS 37.

Mr. Martin James
Securities and Exchange Commission
October 5, 2011

Taking into account the high level of uncertainty for most R&D projects, or at least during their initial stages, applying the above accounting will result in the initial recognition of the OCS participations  in the profit or loss (as a deduction from R&D expenses), and a liability  for royalties will be recognized at a later stage, and updated periodically subject to the probability and extent of sales derived from the intellectual property developed in the specific R&D project.

Revenue Recognition, page F-21

8. Please tell us how you considered IAS 18(a), (b) and (e) in your revenue recognition policy.

Please be advised that any revenue recognition for the sale of goods by the Company complies with IAS 18.14 ((a) to (e)). Our wording in the policy note was designed to indicate specifically the relevant considerations for revenue recognition for the Company and not merely replicate the provisions in the standard.  The Company considers that the significant risks and rewards of ownership of the goods are transferred to the buyer when the product is delivered (IAS 18.14(a)). Please notice that there is no right of return in respect of our sales to distributors, agents or end customers, and no managerial involvement following the sale. There are also no restrictions on sales of our products (except for regulatory restrictions like the requirement for prescription which do not confer "effective control" to the Company, per IAS 18.14(b)).  Our costs of goods sold are known when we deliver the goods and we considered that any costs that may incur (warranty in this case) can be measured reliably when we recognized revenue (IAS 18.14(e)).

Note 15. Grants from the Israeli OCS, page F-44

9. Please tell us how you considered the requirement to repay the government grants in U.S. dollars in your accounting for the grants under IAS 20 and IAS 39.

The Company considered the economic characteristics and risks of the requirement to repay the government grants in US dollars, and determined that they are closely related to the host contract (the royalty obligation), on two counts:

a.
For obligations that are recognized as a financial liability under IAS 39 (related to grants received commencing January 1, 2009 – see note 2p. to the financial statements) - The principal and interest of the financial liability under IAS 39 and the foreign currency feature are one monetary item for which, under IAS 21.28, the exchange differences should be recognized in profit or loss in the period in which they arise. Example (c) in IAS 39.AG33 determines that the debt instrument and the foreign currency feature in such situations are considered closely related.

b.
For obligations that are recognized as a provision under IAS 37 (related to grants received through December 31, 2008 – see note 2p. to the financial statements) - The former argument applies also to provisions that are to be settled in cash, as the basic argument is based on IAS 21.28 which applies to all monetary items, including provisions payable in cash (see also IAS 21.16).

c.
Notwithstanding the above, please note that the commitment to repay the above participations in US dollars is integral to the arrangement, as it is fixed and determined in the specific government regulations (i.e. – it applies to all OCS participations).  This also suggests that the US dollar feature should not be separated from the host contract.

Mr. Martin James
Securities and Exchange Commission
October 5, 2011

Consequently, at the end of each reporting period the above financial liability under IAS 39 and the above provision under IAS 37 are translated using the closing rate as of that date, and  the related exchange differences are recognized in profit or loss in the period in which they arise.

Item 19. Exhibits

10. Please file all exhibits, annexes and appendices to Exhibits 4.35 and 4.36.

In response to the comment received, the Company will file all exhibits, annexes and appendices to Exhibits 4.35 and 4.36 in the amended Form 20-F.

11. We refer to your disclosure in the final paragraph on page 8. Please file as an exhibit your manufacturing and supply agreement with United Plastics Group.

The Company's manufacturing and supply agreement with United Plastics Group was filed as Exhibit 1 to the Company's Form 6-K furnished to the Securities and Exchange Commission on August 19, 2010 (the "UPG Agreement Disclosure"). In response to the comment received, the Company will list the manufacturing and supply agreement with United Plastics Group in the list of exhibits of the amended Form 20-F and will incorporate by reference the UPG Agreement Disclosure into the amended Form 20-F.

* * * * *

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4520.

Very Truly Yours, /s/ Perry Wildes Perry Wildes, Adv.

cc: Amir Loberman, Chief Financial Officer, D. Medical Industries Ltd.

      Dr. Shachar Hadar, Adv.

Tel Aviv, October 5, 2011

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: D. Medical Industries Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 13, 2011
File No. 001-34830

Dear Mr. James:

In connection with the Company’s responses to the comment letter dated September 19, 2011 relating to the above referenced filing, submitted on behalf of the Company by the Company's legal counsel on the date hereof (the "Filing"), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Amir Loberman, Chief Financial Officer.

cc: Perry Wildes, Adv.

      Dr. Shachar Hadar, Adv.